Easymove, INC.

Consolidated Financial Statement for period ended
December 31, 2019 and 2018

Table of Contents

Easymove, INC

Consolidated Balance Sheet
December 31, 2019 and 2018

	2018	2019
ASSETS		
Current Assets		
Chequing/Savings		
Bank		(2,122.78)
Total Chequing/Savings		(2,122.78)
Total Current Assets		(2,122.78)
Fixed Assets		
Custom Software	6,360.00	28,459.70
Total Fixed Assets	6,360.00	28,459.70
TOTAL ASSETS	6,360.00	26,336.92
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Shareholder Loan	6,400.79	20,626.54
Total Other Current Liabilities	6,400.79	20,626.54
Total Current Liabilities	6,400.79	20,626.54
Long Term Liabilities		
Convertable Notes		50,000.00
Total Long Term Liabilities		50,000.00
Total Liabilities		70,626.54
Equity		
Opening Balance Equity		(25,000.00)
Retained Earnings		(40.79)
Net Income	(40.79)	(19,248.83)
Total Equity	(40.79)	(44,289.62)
TOTAL LIABILITIES & EQUITY	6,360.00	26,336.92

Easymove, INC

Consolidated Income Statement
December 31, 2019 and 2018

	2018	2019
Ordinary Income/Expense		
Income		
Sales		1,397.74
Total Income		1,397.74
Cost of Goods Sold		
Custom Software Trial		1,382.40
Subcontracts		
Service Provider 1-Drivers		438.84
Service Provider 2-Backgr Ch		1,009.15
Service Provider 3-Stripe Fee		1.55
Total Subcontracts		1,449.54
Total COGS		2,831.94
Gross Profit		(1,434.20)
Expense		
Paypal Service Charge	40.79	162.00
Advertising and Promotion		1,160.11
Bank Service Charges		162.00
Computer and Internet Expenses		31.81
Insurance Expense		93.08
Meals and Entertainment		286.83
Miscelanious		114.78
Office Supplies		10.92
Professional Fees		15,662.00
Repairs and Maintenance		41.25
Telephone Expense		56.54
Travel Expense		
Gas		123.96
Parking		71.35
Total Travel Expense		195.31
Total Expense	40.79	17,976.63
Net Ordinary Income	(40.79)	(19,410.83)
Net Income	(40.79)	(19,410.83)

Easymove, INC

Consolidated Cash Flow
December 31, 2019 and 2018

	2018	2019
OPERATING ACTIVITIES		
Net Income	-40.79	-17,106.82
Adjustments to reconcile Net Income to net cash provided by operations:		
Shareholder Loan	6,400.79	14,225.75
Net cash provided by Operating Activities	6,360.00	-2,881.07
INVESTING ACTIVITIES		
Custom Software	-6,360.00	-22,099.70
Net cash provided by Investing Activities	-22,099.70	-22,099.70
FINANCING ACTIVITIES		
SAFE		50,000.00
Opening Balance Equity		-25,000.00
Net cash provided by Financing Activities	-6,360.00	25,000.00
Net cash increase for period	0.00	19.23
Cash at end of period	0.00	19.23

Easymove, INC

Consolidated Statement of Retained Earnings
December 31, 2019 and 2018

| | Common Stock | | Additional Paind-in Capital | Retained Earnings (Accumulated Deficit) | Total |
	Shares	Amount			
BEGINNING BALANCE JANUARY 1, 2018	10000000	10			
Other comprehensive gain/loss					
Net Income					
ENDING BALANCE, DECEMBER 31, 2018					
Conversation of convertible notes					
Other comprehensive gain/loss					
Net Income					
ENDING BALANCE, DECEMBER 31, 2019					

Easymove, INC

Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

1. **Summary of Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position
and results of operations of the following related entities (collectively, the "Company")

Easymove, Inc. was incorporated in the State of Delaware on October 16, 2018.

The Company is a logistics platform offering distributed, instant, global, trucks & help to people & businesses. The platform uses a transparent application process, instant scheduling and delivery, in app payment method.

Fiscal Year
The Company operates on a December 31 st year-end.

Revenue Recognition
The Company recognizes revenue when (1) customer puts request in mobile or web app with the customer reflecting the terms and conditions under which services will be provided; (2) services have been provided; (3) the fee is fixed or determined; (4) collection is reasonable assured. Revenues are generally recognized upon booking the service. The Company has recorded $19,410.83 and $40.79 of revenue for the years ending December 31, 2019 and 2018, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threating litigation against the Company or its members.